UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AMTECH SYSTEMS, INC.

(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 032332504
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,386,312 shares of Common Stock(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,386,312 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,312 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,030,192 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2022 (File No. 000-11412).

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS M3C Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,688 shares of Common Stock(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 263,688 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,688 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,030,192 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2022 (File No. 000-11412).

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert Averick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000 shares of Common Stock
	8	SHARED VOTING POWER 2,550,500 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 36,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,550,500 shares of Common Stock(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,500 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON IN

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon (i) 14,030,192 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2022 (File No. 000-11412) and (ii) 36,000 aggregate Shares Mr. Averick may purchase under various director stock options.

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000 shares of Common Stock(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 600,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1)       See Item 2 and Item 5.

(2)       This calculation is rounded to the nearest tenth and is based upon 14,030,192 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2022 (File No. 000-11412).

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS OIH LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,917 shares of Common Stock(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 22,917 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,917 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,030,192 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2022 (File No. 000-11412).

CUSIP NO. 032332504	SCHEDULE 13D/A

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on January 25, 2016 (the “Original Schedule 13D”), as amended on August 24, 2017 (“Amendment No. 1”), December 18, 2017 (“Amendment No. 2”), July 17, 2018 (“Amendment No. 3”) and November 27, 2018 (“Amendment No. 4”). The Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given to them in the Original Schedule 13D (as amended). The Original Schedule 13D (as amended) remains in full force and effect, except as specifically amended by this Amendment No. 5. This Amendment No. 5 is being filed to report purchases of Shares beneficially owned by Robert Averick.

Item 2.	Identity and Background.

The first paragraph of Item 2(a) is amended by inserting “(the “Trustee Company”)” after “Cornice Fiduciary Management LLC”. In addition, the second paragraph of Item 2(a) of the Schedule 13D is hereby amended and restated to read as follows:

Voting and dispositive power with respect to the shares of Common Stock (the "Shares") held by the Trust, M3C and Piton is exercised by their investment manager, Kokino LLC, a Delaware limited liability company ("Kokino" and, together with the Reporting Persons, the "Kokino Investors"). Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares with assistance from other Kokino personnel. Kokino is in turn tasked with devising and implementing investment strategies to meet the goals of its Family Clients, including with respect to the Trust's, M3C's and Piton's respective investments in the Shares. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all Shares held by the Trust, M3C and Piton.

Item 2(b)(i) of the Schedule 13D is hereby amended and restated to read as follows:

c/o Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York 10019

Attention: Jeffrey Robins

Item 2(b)(ii) of the Schedule 13D is hereby amended and restated to read as follows:

c/o Kokino LLC

201 Tresser Boulevard, 3rd Floor

Stamford, CT 06901

Attention: Garrett Lynam

Item 2(c)(ii) of the Schedule 13D is hereby amended and restated to read as follows:

The principal business of M3C is to act as a family holding company and make various investments from time to time for the benefit of its sole owner, which is a trust formed for the benefit of a member of Jonathan D. Sackler’s family.

CUSIP NO. 032332504	SCHEDULE 13D/A

Item 2(c)(iii) of the Schedule 13D is hereby amended and restated to read as follows:

Robert Averick is a portfolio manager at Kokino, which is a single-family office that provides investment management services only to Jonathan D. Sackler, his family and other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino, including the Trust, M3C, Mr. Averick and Piton with respect to the Shares of the Issuer beneficially owned by such Reporting Persons. Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares with assistance from other Kokino personnel.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of February 24, 2022, the Reporting Persons had collectively purchased an aggregate of 2,573,417 Shares over the course of various prior purchases for total consideration of approximately $20 million. Each Reporting Person funded such prior purchases out of their available cash on hand (which, in the case of Reporting Persons that are entities, may include capital contributed by their respective owners). Additionally, Mr. Averick holds the right to purchase 36,000 aggregate Shares under various director stock options that are immediately exercisable (collectively, the “Option Shares”).

In addition, the final paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Certain Shares reported herein as beneficially owned by the Reporting Persons may be held from time to time in margin accounts established with such Reporting Persons’ prime broker(s) or other broker dealers. Such Shares would be held by the applicable Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. Certain positions held in the margin account would then be pledged as collateral for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Shares because they believed the Shares were undervalued when acquired and represented an attractive investment opportunity. The Reporting Persons’ representatives (which, with respect to the Trust, M3C and Piton, includes Robert Averick, other employees of Kokino and Kokino’s advisers) have had and may continue to have discussions with the Company’s representatives (including its board of directors (the “Board”) and management) regarding topics including: (1) corporate governance (e.g., Board composition), (2) management incentive plans, (3) possible sale of operating divisions and/or the Company, (4) possible expense savings opportunities, (5) risk management practices, (6) capital structure, and (7) capital allocation. The Reporting Persons’ representatives have also spoken (and may continue to speak) with the Company regarding the Company’s strategy, governance, business and operations, and improving the performance of the Company’s stock. In addition, the Reporting Persons’ representatives have engaged in communications (and may continue to communicate) regarding the items above with other shareholders of the Company, knowledgeable industry or market observers, industry participants, and other persons.

Mr. Averick is currently a director of the Company. He also currently serves on various committees of the Board.

CUSIP NO. 032332504	SCHEDULE 13D/A

Each Reporting Person intends to review its investment in the Company on an ongoing basis. A Reporting Person may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Company. The actions taken by a Reporting Person to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Company; subsequent developments affecting the Company; the Company’s business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Company’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board and management of the Company; and other factors deemed relevant. In particular, each Reporting Person’s acquisition or sale of Shares will depend on Mr. Averick’s perception of overall market conditions, other investment opportunities available to the Reporting Person, the availability of Shares at prices that would make the purchase of Shares desirable, and applicable trading restrictions that apply to the Reporting Person given Mr. Averick’s role as a director of the Company. In addition, Mr. Averick may acquire or sell Shares independently of any other Reporting Person.

Notwithstanding anything to the contrary herein, each Reporting Person specifically reserves the right to exercise any and all of its rights as a shareholder of the Company in a manner consistent with its equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

The foregoing list of intentions, plans, strategies, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any Reporting Person will take any of the actions set forth above.

CUSIP NO. 032332504	SCHEDULE 13D/A

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	9.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	9.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,386,312	9.9%

	2. M3C3
	Sole Voting Power	263,688	1.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	263,688	1.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	263,688	1.9%

[1]	This calculation is rounded to the nearest tenth and is based upon 14,030,192 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2022 (File No. 000-11412) (unless otherwise noted below).

[2]	The Trust is a member of Piton, along with other “Family Clients” (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of Kokino.

[3]	M3C is a member of Piton, along with other Family Clients of Kokino.

CUSIP NO. 032332504	SCHEDULE 13D/A

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	36,000	0.3%
Shared Voting Power	2,550,500	18.1%
Sole Dispositive Power	36,000	0.3%
Shared Dispositive Power	2,550,500	18.1%
Aggregate Voting and Dispositive Power	2,586,500	18.4%

4. Piton[5]
Sole Voting Power	600,000	4.3%
Shared Voting Power	-0-	0%
Sole Dispositive Power	600,000	4.3%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	600,000	4.3%

[4]	Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton. Mr. Averick is also currently a director of the Issuer. See Item 2. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,586,500 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 300,500 Shares beneficially owned by Mr. Averick; and (v) 36,000 aggregate Shares Mr. Averick may purchase under various director stock options that are immediately exercisable (collectively, the “Option Shares”). With respect to the 300,500 Shares described in clause (iv) above, Mr. Averick’s spouse may be deemed to share the power to vote and dispose or direct the disposition of such Shares. Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares.

[5]	Piton is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino. The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino. Piton is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent. Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares with assistance from other Kokino personnel. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Trust, M3C and Piton (as applicable).

CUSIP NO. 032332504	SCHEDULE 13D/A

	Shares Beneficially Owned	Percent of Class[1]
5. OIH[6]
Sole Voting Power	22,917	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	22,917	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	22,917	0.2%

[6]	OIH is a Connecticut limited liability company and investment entity controlled by Brian Olson. Brian Olson is the President and Chief Investment Officer of Kokino. As a key employee of Kokino and manager of OIH, Mr. Olson may be deemed to share the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.

(c)	Schedule A to this Amendment No. 5 (which is incorporated herein by reference) sets forth all transactions in the Shares effected by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 5. All such transactions were effected in the open market through various brokerage entities, and the reported price per share excludes brokerage commissions. The Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.

(d)	Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.

CUSIP NO. 032332504	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2022

Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

By:	/s/ Jeffrey Robins
Jeffrey Robins
Vice President

M3C Holdings LLC

By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:	/s/ Garrett Lynam
Garrett Lynam
General Counsel

OIH LLC

By:	/s/ Brian T. Olson
Brian T. Olson
Manager

CUSIP NO. 032332504	SCHEDULE 13D/A

SCHEDULE A

Transactions Reported in Item 5(c)

Reporting Person	Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)*	Maximum Price ($)	Minimum Price ($)
Robert Averick	02/23/2022	20,000	9.68	9.94	9.46
Robert Averick	02/22/2022	5,500	9.79	9.81	9.70

*Rounded to the nearest hundredth.